<p style="text-align:center; color:blue;">Exhibit 2</p>

# PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

(Regulation Crowdfunding – Offerings Under $124,000)

**Issuer Name: Lgcy, LLC**
**State of Formation: Texas**
**EIN:** 33-3140402
**Offering Amount:** Up to $15,000
**Fiscal Year End Date:** 12/31/2025

I, Zachery Michael Barlow, hereby certify that:

1. I am the Principal Executive Officer of the above-referenced issuer.
2. I have reviewed the financial statements included in the issuer's Form C filed (or to be filed) pursuant to Regulation Crowdfunding.
3. The financial statements for the fiscal year ended December 31, 2025 (and any applicable year-to-date period) are true, complete, and fairly presented in all material respects to the best of my knowledge.
4. I understand that these financial statements will be publicly available and relied upon by investors in making investment decisions.
5. I understand that providing materially false or misleading information may subject me and the issuer to liability under federal securities laws.
6. I confirm that the financial statements reconcile to the issuer's internal accounting records and bank statements.

I certify under penalty of perjury that the foregoing is true and correct. I confirm that the financial statements have been prepared in accordance with the issuer's accounting practices and are consistent with the disclosures provided in the Form C.

## SIGNATURE

**Principal Executive Officer Signature:** *Zachery Barlow*
Signed by:
C5F79D2CD001474...

**Printed Name:** Zachery Barlow

**Title:** Principal Executive Officer

**Date:** 3/18/2026